Exhibit 4.8.79 - Document List - ELECTRIC CATALOGUE 3

	Drawing List		Page 3	Total 3
Building Owner	Shenyang Sunshine Pharmaceutical Company Limited	Design No.	Project No.
Project Title		Sub-project Title	Design Item	Electric
Drawing No.	Drawing Title		Size	Remark
D558-E-331	AUTOMATIC CONTROLWIRING DIAGRAM (PLCP-2) 2		A1
D558-E-332	AUTOMATIC CONTROLWIRING DIAGRAM (PLCP-3) 3		A1

Project Principal	Checked by	Authorized by	Date	2009.05.15